Better World Global Inc.
Reviewed Financial Statements and Independent Accountant's Report
For the Year Ended December 31, 2022

Better World Global Inc.
Table of contents

Contents

Contents	Page



SMART·SOLUTIONS
Accounting, Audit and Tax Services

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Independent accountant's review report
To the Management of Better World Global Inc.

We have reviewed the accompanying financial statements of Better World Global Inc. (the "Company"), which comprise the balance sheet as of December 31, 2022, the related income statement, the statement of changes in equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Other Matter

The financial statements of Better World Global Inc., for the year ended December 31, 2021, were audited by us, and we give an unmodifed opinion in our report issued on September 13, 2022 .

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's responsibilities

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Noman Tahir, CPA
License: 065.054304
Chicago
State of Illinois
May 12, 2023

Better World Global Inc.
Balance sheet
As of December 31, 2022 and 2021

		2022		2021
Assets				
Current assets				
Cash and cash equivalents	$	41	$	-
Due from a related party		11,205		-
Loan to a shareholder		323,490		
Total current assets		**334,736**		-
Total assets	$	**334,736**	$	-
Liabilities and equity				
Current liabilities				
Deferred revenue	$	37,771	$	-
Accrued and other liabilities		222,000		-
Due to a related party		18,349		14,361
Loan from a related party		571,587		-
Total current liabilities		**849,707**		**14,361**
Total liabilities		**849,707**		**14,361**
Equity				
Accumulated deficit		(514,971)		(14,361)
Total equity		**(514,971)**		**(14,361)**
Total liabilities and equity	$	**334,736**	$	-

The accompanying notes are an integral part of these financial statements.

Better World Global Inc.
Income statement
For the years ended December 31, 2022 and 2021

		2022		2021
Income				
Revenue	$	121,196	$	-
Total income		121,196		-
Expenses				
General and administrative expenses		395,054		-
Marketing expenses		224,716		
Total expenses		619,770		-
Operating loss		(498,574)		-
Net loss for the year	$	(498,574)	$	-

The accompanying notes are an integral part of these financial statements.

Better World Global Inc.
Statement of changes in equity
For the years ended December 31, 2022 and 2021

	Accumulated deficit		Total	
As of December 31, 2020	$	(14,361)	$	(14,361)
Loss for the year		-		-
As of December 31, 2021	$	(14,361)	$	(14,361)
Loss for the year		(498,574)		**(498,574)**
Owner's draw		(2,036)		**(2,036)**
As of December 31, 2022	$	(514,971)	$	(514,971)

Better World Global Inc.
Statement of cash flows
For the years ended December 31, 2022 and 2021

		2022		2021
Operating activities:				
Net loss for the year	$	(498,574)	$	-
Changes in operating assets and liabilities				
Deferred revenue		37,771		-
Accrued and other liabilities		222,000		-
Due from a related party		(11,205)		
Due to a related party		3,988		
Net cash used in operating activities		**(246,020)**		**-**
Financing activities:				
Proceeds from loans - net		571,587		-
Loan to shareholder		(323,490)		
Owner's draw		(2,036)		-
Net cash provided by financing activities		**246,061**		**-**
Net increase in cash and cash equivalents		**41**		**-**
Cash and cash equivalents at the beginning of the year		-		-
Cash and cash equivalents at the end of year	$	**41**	$	**-**

Better World Global Inc.
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Note - 1 Nature of operations

Better World Global Inc., (the "Company"), was incorporated in the State of Delaware on June 18, 2019. The Company was formed to engage It is a data company with a mission to end greenwashing while driving consumers toward products that are better for people and the planet through its online platform, marketplace, and demand generation.

The company is wholly owned by Mr. Henry E Lihn.

Note - 2 Summary of significant accounting policies

Basis of Accounting

The preparation of these financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Adoption of New Accounting Standard

ASU 2016-02, Leases (Topic 842)
In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date:
(1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and
(2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. The new guidance also requires enhanced disclosures about an entity's leasing arrangements. The new guidance did not have any impact on the Company's financial statements for the year ended December 31, 2022.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks.

Service income

Revenue is recognised over the period of time as the services are rendered and the related performance obligation is satisfied.

Deferred revenue

Deferred revenue is recognized when payments from customers are received in advance and the services are not yet rendered. The income in the profit and loss account will be recognized when the related services are rendered by the Company and the related performance obligations are satisfied.

Better World Global Inc.
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Income taxes

The owner of the Company have elected treatment as a C Corporation under the Internal Revenue Code. Under this election the Company is required to pay federal and state taxes.

Note 3 - Cash and cash equivalents

	2022	2021
Bank balances	$ 41	$ -
	$ 41	$ -

Note 4 - Due from a related party

	Relationship		2022	2021
Due from a related party	Affiliate	4.1	$ 11,205	$ -
			$ 11,205	$ -

4.1. A bank account at Chase Bank is maintained in the name of Hank of America Consulting, LLC which is a related party.

Note 5 - Loan to a shareholder

	Relationship	2022	2021
Loan to a shareholder	Owner	$ 323,490	$ -
		$ 323,490	$ -

The amount represents a loan to the owner which is unsecured, interest free with no fixed repayment terms.

Note 6 - Deferred revenue

	2022	2021
Deferred revenue	$ 37,771	$ -
	$ 37,771	$ -

Note 7 - Accrued and other liabilities

	2022	2021
Accrued payroll	$ 222,000	$ -
	$ 222,000	$ -

Note 8 - Due to a related party

	Relationship		2022	2021
Due to a related party	Owner	8.1	$ 18,349	$ 14,361
			$ 18,349	$ 14,361

Better World Global Inc.
Notes to the financial statements
For the years ended December 31, 2022 and 2021

8.1. A credit card from Chase Bank is maintained which is in the name of the Owner.

Note 9 - Loan from a related party

	Relationship	2022	2021
Loans from a related party	Affiliate	$ 571,587	$ -
		$ 571,587	$ -

9.1 The above loans includes a secured interest-bearing loan from the United States Small Business Administration (SBA) obtained by Hank of America Consulting, LLC (a related party) under the Economic Injury Disaster Loan (EIDL) program for thirty years. It requires monthly repayments of $2,292 starting from November 2022 and carries interest rate of 3.75% per anum.

9.2 The above loans includes Kabbage Funding Loan obtained by Hank of America Consulting, LLC during the year 2022. The term of the loan is 18 months and it carries an interest rate of 8.43% per annum.

9.3 The above loans includes an interest bearing Business installment loan obtained by Hank of America Consulting, LLC. The loan carries an interest rate of 10.45% per annum.

9.4 The above loans includes a line of credit amounting to $30,000 which was obtained by Hank of America Consulting, LLC during the year 2022.

Note 10 - Common stock

The Company is authorized to issue only one class of stock - designated as common stock. The total number of common stock presently authorized to issue is 10,000,000, each having a par value of $0.0001.

Note 11 - Revenue

	2022	2021
Service income	$ 121,196	$ -
	$ 121,196	$ -

Note 12 - General and administrative expenses

	2022	2021
Salaries and wages	$ 222,000	$ -
Contract labor	98,982	
Office expenses	25,163	-
Legal and professional	21,642	-
Bank charges	20,746	-
Travelling	2,177	-
Miscellaneous	4,344	-
	$ 395,054	$ -

Better World Global Inc.
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Note 13 - Marketing expenses

	2022	2021
Marketing expenses	$ 224,716	-
	$ 224,716	$ -

Note 14 - Income taxes

The provision for income tax is summarized below:

14.1. Current and deferred tax expense

	2022	2021
Current tax:		
- Federal	$ -	$ -
- State	-	-
Total current tax expense	-	-
Deferred tax:		
Deferred tax benefit	(148,076)	-
Deferred tax assets valuation allowance	148,076	-
Net Deferred tax benefit	-	-
Total Income tax expense	-	-

14.2. Tax Reconciliation

Taxable loss	(498,574)	-
Less:		
Deferred tax income on unsued tax losses	(148,076)	-
Deferred tax assets valuation allowance @100%	148,076	-
Total Income tax expense	-	-

14.3. Deferred tax asset

The net deferred tax asset include the following:

Deferred tax asset	(148,076)	-
	(148,076)	-
Less: Deferred tax assets valuation allowance@100%	148,076	-
Net deferred tax asset	$ -	$ -

Better World Global Inc.
Notes to the financial statements
For the years ended December 31, 2022 and 2021

A valuation allowance totalling $ 148,076 as of the year end has been established for deferred income tax assets primarily related to unused tax loss carry forwards that may not be realized. Realization of the net deferred income tax assets is dependent on generating sufficient taxable income prior to their expiration.Although realization is not assured, management believes it is more likely than not that the deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period fluctuate.

14.4. Schedule of temporary differences

Temporary differences that give rise to the net deferred income tax asset are as follows:

	2022	2021
Unused tax loss	$ (148,076)	$ -
Deferred tax asset	(148,076)	-
Less: Deferred tax assets valuation allowance @100%	148,076	-
Net deferred tax asset	$ -	$ -

The deferred tax asset is a result of net operating loss carry-forward available to offset future taxable income.

Note 15 - Contingencies and commitments

15.1. Contingencies

There were no material contingencies known as of the date of the balance sheet.

Note 16 - Concentration of credit risk

The financial instruments that potentially subject the Company to credit risk include cash at bank. The Company's cash balances are maintained at reputed financial institution. The Company believes that these assets are not exposed to any significant credit risk.

Note 17 - Subsequent events

The Company evaluated all events and transactions that occurred after the year-end, and through the date of authorization of the financial statements. The Company determined that it does not have any material subsequent events to report in the financial statements.